May 24, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:      Calvert World Values Fund, Inc. (“Registrant”)

File Numbers 33-45829 and 811-06563

Withdrawal of a Registration Withdrawal Request

(Accession No. 0000884110-11-000025)

Filed May 23, 2011

Ladies and Gentlemen:

Registrant hereby requests withdrawal of the above-referenced registration withdrawal request.  The Form RW was filed in error.   A proper withdrawal of amendment to a registration statement, the Form AW, will be filed.

Please feel free to contact me at 301-657-7045 with any questions.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

Assistant Vice President

Associate General Counsel